LOTUS PHARMACEUTICALS, INC.

7900 Glades Road

Suite 420

Boca Raton, Florida 33484

‘CORRESP’

February 21, 2008

Via Edgar

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Jim Atkinson, Branch Chief

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Mr. James Peklenk, Staff Accountant

Re:	Lotus Pharmaceuticals, Inc. (the “Company”)
Form 10-KSB for Fiscal Year Ended December 31, 2006
Form 10-QSB for the Quarter Ended June 30, 2007
File No. 001-32581

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated November 28, 2007 on the above-referenced filings. Following are the Company’s responses to such comments. The Company has filed Amendment No. 1 to its Form 10-KSB for the fiscal year ended December 31, 2006 and amendments to each of its Forms 10-QSB for the period ended March 31, 2007, June 30, 2007 and September 30, 2007 in response to such comments. Under separate cover we are delivering a hard copies of these amendments to Mr. Peklenk, marked to show changes and keyed to the Company’s responses. The staff will note that an amendment number 1 and an amendment number 2 were filed for the Form 10-QSB for the period ended June 30, 2007; the second amendment was filed to correct ministerial errors in the first amendment.

Form 10-KSB - December 31, 2006

Financial Statements

Note 5 - Related Party Transactions, page F-15

Other, page F-17

1.

Refer to your response to comment one. You indicate that the payments to Mr. Liu that allows Lotus to retain the rights to revenues from the sale of medical and disposable medical treatment apparatus to Wu Lan Hospital for the twenty-year period represent compensation to Mr. Liu for accepting the Assignment Agreement. You appear to be recording an expense for the payments to Mr. Liu as payments are made rather than recording a liability for the total amount of $1.15 million upon consummation of the Assignment Agreement. Please provide us your analysis citing the authoritative literature for your accounting treatment.

Response:      Please be advised that after further analysis of the transaction and various accounting rules the Company has determined that its initial accounting treatment was incorrect and that it should have recorded an intangible asset and a corresponding related party liability. As a result of this determination to revise its accounting treatment for the transaction, the Company has restated its financial statements for the fiscal year ended December 31, 2006 and its financial statements for the subsequent periods ended March 31, 2007, June 30, 2007 and September 30, 2007 as contained in the amended reports filed as set forth above. We have recorded a liability for the payments due Mr. Liu as well as a corresponding intangible asset for the rights to the revenues from Wu Lan Hospital that we will amortize over the contract period.

Please see the following pages in these reports:

Report	Period	Page Numbers
10-KSB/A	Fiscal year ended December 31, 2006	1, 35 through 38, F-2 through F-6, F-15, F-17, F-19, F-20 and F-21
10-QSB/A	Period ended March 31, 2007	1, 3 through 5, 10, 12, 15, 17 through 19 and 22 through 25
10-QSB/A	Period ended June 30, 2007	1, 3 through 5, 10, 15, 18, 19 and 22 through 25
10-QSB/A	Period ended September 30, 2007	1, 3 through 5, 10, 15, 18, 20 and 22 through 26

Form 10-QSB - June 30, 2007

Note 1 - Organization and Summary of Significant Accounting Policies, page 6

Sales Returns, page 9

2.

Refer to your response to comment two. Please revise to include a comprehensive discussion within Management’s Discussion and Analysis that includes a robust discussion of the reversal of the $2.3 million sales allowance at 12/31/06. Discuss the reasons for the reversal and its financial impact on Sales, Cost of Sales, Gross Profit and Income From Operations. Refer to Item 303(b)(2) of Regulation S-B.

Response:      As requested, we have added a sub-section within Management’s Discussion and Analysis entitled “Certain Effects of Products Returns on our Financial Statements - Effect of fourth quarter fiscal 2006 one-time sales on our fiscal 2007 financial statements. This section contains a discussion of the reversal of the $2.3 million sales allowance and financial impact on the Company’s net revenues, cost of sales, gross profit and income from operations for the period ended June 30, 2007. Please see pages 21 and 26. We have also added similar disclosure in the MD&A included in the 10-QSB/A for the nine months ended September 30 2007 as filed; please see pages 27 and 28.

3.

We further believe that your discussion in MD&A related to estimates of items that reduce gross revenues such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved. As such, please revise to include the following information:

a)

The nature and amount of each such accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

b)

The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

c)

To the extent that information you consider in b) is quantifiable, discuss both quantitative and qualitative information and discuss to what extent the information is from external sources (e.g. end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

d)

If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer’s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

e)	A roll forward of the liability for each estimate for each period presented showing the following:

•	Beginning balance,
•	Current provision related to sales made in current period,
•	Current provision related to sales made in prior periods
•	Actual returns or credits in current period related to sales made in current period,
•	Actual returns or credits in current period related to sales made in prior periods, and
•	Ending balance.

f)

In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e., product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations.

Response:      While we offer our customers the ability to return products to us within a 12 month window from six months prior to the expiration date and up to six months after the expiration date of a product, as described in the additional disclosure added to MD&A in response to comment 2 above, the majority of our sales revenues are attributable to four principal products to established customers with a sales history and product returns of these four products, as well as any of our other products, have been immaterial. Accordingly, notwithstanding our product return policy, historically we have determined it unnecessary to record any reserves for any items which may reduce gross revenues. As such, we do not believe any additional disclosure is necessary in response to this comment. As such, while we do not believe any additional disclosure is necessary in response to this comment we did revise certain footnotes and other disclosure to clarify the our procedures. Please see page 9, 11 and 28 of the 10-QSB/A for the period ended June 30, 2007 and pages 9, 11 and 29 of the 10-QSB/A for the period ended September 30, 2007.

Note 5 - Convertible Debt, page 15

4.

Refer to your response to comment three. Please tell us how you determined the fair value of the common stock on February 1, 2007 to be $1. Provide to us analysis of the trading activity in the stock during this period. Include your calculation of the fair value that you determined related to the 1.5 million warrants underlying the convertible debt.

Response:

By way of background, on September 28, 2006 the Company, formerly known as S.E. Asia Trading Company, Inc. (“SEAA”), consummated the terms of a definitive share exchange agreement entered into earlier that month with Lotus Pharmaceutical International, Inc. (“Lotus International”), whereby the Company acquired all of the outstanding common stock of Lotus International in exchange for newly-issued stock of the Company to Lotus International’s shareholders. The acquisition of Lotus International by the Company was accounted for as a reverse merger and Lotus International was deemed to be the accounting acquirer. Prior to that transaction, the Company was a shell company, with no business or operations. The Company’s common stock was approved for quotation on the OTC Bulletin Board in August 2005; however, from that date forward through September 28, 2006 there was no trading activity and no changes in the post bid and offered prices of the shares.

On February 12, 2007 the Company sold $3,000,000 principal amount secured convertible notes to certain accredited investors in a private transaction exempt from registration under the Securities Act of 1933, and issued those purchasers common stock purchase warrants to purchase an aggregate of 1,500,000 shares of common stock at an exercise price of $1.50 per share. The notes are convertible into shares of common stock of the Company a rate equal to $1.00 per share. During the period from September 29, 2007 until the date of this private placement, the Company’s common stock traded on only two of those days, with 450 shares trading on February 2, 2007 and 500 shares trading on February 6, 2007.

Accordingly, the Company believes that the purchase price paid by the unaffiliated investors which was negotiated on an arms-length basis represents the fair market value of the Company’s common stock on February 12, 2007.

The fair value of the 1,500,000 warrants was calculated using the fair market value of each stock warrant as estimated on the date of grant using the Black-Scholes option-pricing model in accordance with SFAS No. 123R using the following weighted-average assumptions: expected dividend yield 0%; risk-free interest rate of 4.62%; volatility of 105%; and an expected term of one year.

Lotus Pharmaceuticals
Warrant FMV calculation
2/12/2007

2/12/07 issuance date		1,500,000	warrants
INPUT VARIABLES
Stock Price - 2/12/07	1.0000
Exercise Price	1.5000	Per warrant
Term	5	Term of warrants
Volatility	105%
Annual rate of Quarterly Dividends	0.00%
Discount Rate - Bond Equivalent Yield	4.6200%	Per FED reserve

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-Dividend	1.00
Present Value of Exercise Price	1.19
Cumulative Volatility	235%

CALL OPTION
Proportion of Stock Present Value	86.40%
Proportion of Exercise Price PV	-10.58%
Call Option Value	0.73775122	1,500,000	1,106,627

PUT OPTION
Proportion of Stock PV	-13.60%
Proportion of Exercise Price PV	89.42%
Put Option Value	0.93

We trust the foregoing sufficiently responds to the staff’s comments.

Sincerely,

/s/ Adam Wasserman

Adam Wasserman

Chief Financial Officer

cc:	Mr. Liu Zhong Yi

Sherb & Co, LLP

James M. Schneider, Esq.